                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                        Commission File Number: 000-26719

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN

                           MERCANTILE BANK CORPORATION
                         5650 BYRON CENTER AVENUE, S.W.
                             WYOMING, MICHIGAN 49509
                                 (616) 406-3777

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator of
Mercantile Bank of West Michigan 401(k) Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of West Michigan 401(k) Plan ("the Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



                                                 Crowe Chizek and Company LLC
Grand Rapids, Michigan
April 17, 2003














                                                                              1.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001

                                                                                      2002                2001
                                                                                      ----                ----
ASSETS
     Investments, at fair value (Note 4)
         Common stock                                                           $     2,353,435    $      1,342,468
         Mutual funds                                                                 1,347,004           1,233,154
                                                                                ---------------    ----------------
                                                                                      3,700,439           2,575,622

     Receivables
         Employer contribution                                                           19,288               7,391
         Participant contributions                                                       32,967              12,265
                                                                                ---------------    ----------------
                                                                                         52,255              19,656
                                                                                ---------------    ----------------

         Total assets                                                                 3,752,694           2,595,278


LIABILITIES
     Due to custodian for securities purchased                                           22,826                   0
                                                                                ---------------    ----------------


NET ASSETS AVAILABLE FOR BENEFITS                                               $     3,729,868    $      2,595,278
                                                                                ===============    ================















                See accompanying notes to financial statements.





                                                                              2.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net appreciation in fair value of investments (Note 4)                                     $     302,410
         Dividends - cash                                                                                  16,508
         Dividends - stock                                                                                 71,001
                                                                                                    -------------
              Total income                                                                                389,919

     Contributions
         Employer                                                                                         239,082
         Participants                                                                                     400,362
         Rollovers from other plans                                                                       145,047
                                                                                                    -------------
              Total contributions                                                                         784,491
                                                                                                    -------------

                  Total additions                                                                       1,174,410

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                                                         39,820
                                                                                                    -------------
         Total deductions                                                                                  39,820
                                                                                                    -------------


NET INCREASE                                                                                            1,134,590

Net assets available for benefits
     Beginning of year                                                                                  2,595,278
                                                                                                    -------------

     End of year                                                                                    $   3,729,868
                                                                                                    =============




                See accompanying notes to financial statements.












                                                                              3.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001



NOTE 1 - DESCRIPTION OF PLAN

The following description of the Mercantile Bank of West Michigan 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Mercantile Bank of West Michigan (the Bank), effective January 1, 1998. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed one hour of service. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2002, the Bank made matching contributions equal to 100% of the first 5% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and employer matching contributions. Each participant directs the investment of their account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective and employer contributions plus actual earnings thereon.

Payment of Benefits: A participant or his or her beneficiary receives a distribution of the participant's account balance in a lump sum. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested balance, or $50,000, whichever is less.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.

                                  (Continued)


                                                                              4.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Mutual fund shares and Mercantile Bank Corporation common stock are traded on national exchanges or quotation exchanges and are valued at the last sales price on the date of valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments: The Plan has investments in mutual funds and stocks. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                      2 0 0 2                     2 0 0 1
                                                                      -------                     -------
                                                              Number of       Fair        Number of       Fair
                                                               Shares         Value        Shares         Value
                                                               ------         -----        ------         -----
   MUTUAL FUNDS
     Franklin Growth fund                                      6,670      $  158,751        6,760     $  213,020
     Franklin Small Cap Growth fund                            6,859         150,545        5,121        159,617
     Mutual Beacon fund                                       41,074         462,905       32,987        429,162
     Templeton Foreign fund                                   21,406         177,881       17,895        165,533

   COMMON STOCK
     Mercantile Bank Corporation common stock                 99,511       2,353,435       79,414      1,342,468

                                  (Continued)

                                                                              5.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001



NOTE 4 -- INVESTMENTS (Continued)

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $302,410 as follows:

              Mutual funds                            $   (226,717)
              Common stock                                 529,127
                                                      ------------
                                                      $    302,410
                                                      ============


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

As of March 31, 2002, the plan trustee resolved to change the custodian of the Plan from Stifel, Nicolaus and Company, Inc. to Raymond James & Associates, Inc.

The 99,511 and 79,414 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2002 and 2001 represents approximately 1.84% and 1.47% of the Corporation's outstanding shares as of December 31, 2002 and 2001.

No cash dividends were paid to the Plan by Mercantile Bank Corporation during 2002. A 5% stock dividend was declared and paid by Mercantile Bank Corporation during 2002. As a result of this stock dividend, Mercantile Bank Corporation issued 3,807 additional shares of Mercantile Bank Corporation common stock to the Plan.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                                           2002          2001
                                                                           ----          ----
   Stifel, Nicolaus Money Market fund                                 $         0    $     6,243
   Mercantile Bank Corporation common stock; 99,511
     and 79,414 shares in 2002 and 2001, respectively                   2,353,435      1,342,468

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated June 1, 2001, that the Plan and related trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status.




                                  (Continued)

                                                                              6.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001



NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $663 and $5,747 at December 31, 2002 and 2001, respectively.








































                                                                              7.

                  MERCANTILE BANK OF WEST MICHIGAN 401(k) PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2002


Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:  Mercantile Bank of West Michigan
Employer identification number:  38-3360868
Three-digit plan number:  001

                                                             (c)
                                                        Description of
                                                     Investment Including
                      (b)                             Maturity Date, Rate
              Identity of Issuer,                  of Interest, Collateral,                           (e)
               Borrower, Lessor,                           Par, or                   (d)            Current
(a)            or Similar Party                         Maturity Value               Cost            Value
---            ----------------                         --------------               ----            -----
     MUTUAL FUNDS
       Franklin Templeton Investments              Franklin Growth fund,
                                                     6,670 shares                                 $    158,751
       Franklin Templeton Investments              Franklin Small Cap Growth
                                                     fund, 6,859 shares                                150,545
       Franklin Templeton Investments              Franklin U.S. Government
                                                     fund, 10,659 shares                                74,616
       Franklin Templeton Investments              Franklin Blue Chip fund,
                                                     7,799 shares                                       82,905
       Franklin Templeton Investments              Franklin Large Cap fund,
                                                     5,931 shares                                       41,398
       Franklin Templeton Investments              Franklin Balance Sheet fund,
                                                     1,529 shares                                       56,702
       Franklin Templeton Investments              Templeton Foreign fund,
                                                     21,406 shares                                     177,881
       Franklin Templeton Investments              Templeton Growth fund,
                                                      7,718 shares                                     122,941
       Franklin Templeton Investments              Mutual Beacon fund,
                                                     41,074 shares                                     462,905
       Franklin Templeton Investments              Franklin Templeton Money
                                                     Market fund , 18,360 shares                        18,360
     COMMON STOCK
*        Mercantile Bank Corporation                 Common stock,
                                                       99,511 shares                                 2,353,435
                                                                                                   ------------

                                                                                                  $  3,700,439
                                                                                                  ============

*      Party in interest
(d) Investments are participant directed, therefore historical cost is not required.







                                                                              8.

                                MERCANTILE BANK




EXHIBITS TO REPORT ON FORM 11-K:


Exhibit No.      Exhibit Description
   23            Consent of Independent Public Accountants

   99.1 Certification of chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.2 Certification of chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               MERCANTILE BANK OF WEST
                                               MICHIGAN 401(K) PLAN

  Date:  June 26, 2003                         /s/   Gerald R. Johnson, Jr.
                                               ---------------------------------
                                               Gerald R. Johnson, Jr., Trustee

                                  EXHIBIT INDEX


Exhibit No.      Exhibit Description
   23            Consent of Independent Public Accountants

   99.1 Certification of chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   99.2 Certification of chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.